Mail Stop 3010

July 9, 2009

Mr. Martin E. Stein
Chief Executive Officer
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re:** **Regency Centers, L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 000-24763**

Dear Mr. Stein:

We have reviewed your response letter dated June 11, 2009, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Consolidated Balance Sheets, page 62

1. We have read and reviewed your response to our comment. We note at the end of the first paragraph of your response that decisions to settle redemptions of RCLP units in either cash or shares are made by Regency Centers Corporation (the "Company") in its capacity as general partner, and that you have concluded that share settlement is within RCLP's control and that the units are appropriately classified within permanent equity. Please tell us how RCLP controls the ability to obtain shares from the Company. Is there a contractual arrangement between the Company and RCLP that obligates the Company to delivery its shares to

RCLP in the event a redemption request is made to RCLP's general partner? If so, please provide excerpts from contractual agreement.

2.   We also note at the end of the second paragraph of your response that you concluded that there are no circumstances in which the Company, in its capacity as RCLP's general partner, would be precluded from delivering its own shares to satisfy redemption of RCLP units solely because of fiduciary duties to the Company's shareholders. In this regard, please provide us with the analysis you performed, including any related legal analysis, that helped inform your conclusion.

3.   In addition, please tell us how you considered the guidance in EITF 00-19 in your determination that the partnership units were appropriately classified in permanent equity. Your response should include the clarification of whether the general partner may settle in unregistered units.

*****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief